 Exhibit 99.1

OPC Energy Ltd. Announces Results of Alon Tavor Power Plant Tender Process

Singapore, July 3, 2019. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced on July 2, 2019 the results of the Alon Tavor power plant tender process, in which a subsidiary of OPC had submitted a bid. OPC has been informed that another bidder has won the tender and that OPC's subsidiary is a "second qualified runner up." Pursuant to the documents for the tender process, if the announcement of or the contract with the winning bidder is cancelled, the relevant tender committee would be entitled to announce that the second qualified runner up is the winner, subject to certain terms.

Forward Looking Statements
This Report on Form 6-K, including the exhibits hereto, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to the possibility that OPC's subsidiary as second qualified runner up could be named as the winning bidder if the winning bidder is disqualified or does not proceed with the project. These statements are based on OPC management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include the risk that OPC’s subsidiary is not named as the winning bidder if the announcement of or the contract with the winning bidder is cancelled or does not proceed with the project, and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.